Prospectus Supplement No. 2 (to Prospectus dated November 20, 2017)	Filed Pursuant to 424(b)(3) Registration No. 333-221462

ObsEva SA

7,500,000 Common Shares

This prospectus supplement updates and should be read in conjunction with the prospectus dated November 20, 2017 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling shareholders identified in the Prospectus under the caption “Selling Shareholders,” of up to 7,500,000 of our common shares, par value CHF 1/13 per share. We are not selling any of our common shares under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling shareholders. The selling shareholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current reports on Form 6-K that we filed with the Securities and Exchange Commission on January 3, 2018, January 5, 2018, February 1, 2018 and February 26, 2018 (collectively, the “Form 6-Ks”). The Form 6-Ks, as filed, are set forth below.

The information contained in this Prospectus Supplement No. 2 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 2 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement No. 1 and this Prospectus Supplement No. 2, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common shares are traded on the Nasdaq Global Select Market under the symbol “OBSV.” On February 23, 2018, the closing sale price of our common shares on the Nasdaq Global Select Market was $15.22 per share. You are urged to obtain current market quotations for the common shares.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our common shares is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 4 of the Prospectus and the Risk Factors identified in our Annual Report for the year ended December 31, 2016 for a discussion of information that should be considered before making a decision to purchase our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 26, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

ObsEva SA, a clinical stage Women’s Health company announced today that Dr. Ernest Loumaye, co-founder and CEO of ObsEva (the “Company”), has begun a personal leave of absence for medical reasons. Dr. Loumaye is expected to spend the next several weeks recuperating. Dr. Loumaye will continue to be the Chief Executive Officer during his absence.

The Board of Directors of the Company has created an Office of the CEO consisting of Dr. Frank Verwiel, the Company’s Chairperson of the Board of Directors, Dr. Jean-Pierre Gotteland, the Company’s Chief Scientific Officer, and Tim Adams, the Company’s Chief Financial Officer. In Dr. Loumaye’s absence, the Office of the CEO will be responsible for overseeing the operations of the Company on a day to day basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBSEVA SA

Date: January 3, 2018	By:	/s/ Tim Adams
	Name	Tim Adams
	Title:	Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Invitation to the Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: January 5, 2018	By:	/s/ Tim Adams
		Name	Tim Adams
		Title:	Chief Financial Officer

Exhibit 99.1

Invitation to the Extraordinary General Meeting of Shareholders

of

ObsEva SA

to be held on

Friday, January 26, 2018

at

3:00 p.m. CET

in

chemin des Aulx 12, 1228 Plan-les-Ouates, Switzerland

***

AGENDA

1.	Increase of the Company’s authorized share capital

2.	Increase of the Company’s conditional share capital for financing purposes

Plan-les-Ouates, Switzerland, January 5, 2018

The Board of Directors

PROPOSALS

1	Increase of the Company’s authorized share capital

The Board of Directors proposes to increase the authorized share capital of ObsEva SA (the “Company”), so that the Board of Directors be authorized to issue up to 18,565,625 new shares until 26 January 2020, and that paragraph 1 of Article 5a of the Company’s Articles of Association be consequently amended as follows:

Proposed text
Article 5a: Capital-actions autorisé	Article 5a: Authorized share capital

Le conseil d’administration est autorisé à augmenter jusqu’au 26 janvier 2020 le capital-actions d’un montant de CHF 1’428’125 au plus, par l’émission d’un maximum de 18’565’625 actions nominatives, entièrement libérées, d’une valeur nominale de CHF 1/13 chacune.

The board of directors is authorized at any time until 26 January 2020 to increase the share capital by a maximum aggregate amount of CHF 1,428,125 through the issuance of not more than 18,565,625 registered shares, which will have to be fully paid-in, with a par value of CHF 1/13 of a franc each.

Paragraphs 2 to 4 of Article 5a of the Company’s Articles of Association will remain unchanged.

2	Increase of the Company’s conditional share capital for financing purposes

The Board of Directors proposes to increase to 14,393,002 the number of new ordinary shares that can be issued upon exercise of option and conversion rights that may be granted in connection with bonds, similar debt instruments, loans or other financial market instruments or contractual obligations of the Company or one of its subsidiaries, and/or upon exercise of option rights issued by the Company or one of its subsidiaries, and that paragraph 1 of Article 5b of the Company’s Articles of Association be consequently amended as follows:

Proposed text
Article 5b: Capital conditionnel en vue de financement	Article 5b: Conditional share capital for financing purposes

Le capital-actions de la société peut être augmenté d’un montant maximum total de CHF 1’107’154 par l’émission d’un maximum de 14’393’002 actions nominatives ordinaires, d’une valeur nominale de 1/13 de franc chacune, à libérer entièrement, suite à l’exercice de droits de conversion et/ou d’option accordés en relation avec des obligations, d’autres formes comparables de titres de dette, des emprunts ou d’autres instruments similaires du marché des capitaux ou des obligations contractuelles de la société ou de l’une de ses filiales, et/ou par l’exercice de droits d’option émis par la société ou l’une de ses filiales (les “instruments financiers”). Le droit préférentiel de souscription des actionnaires est exclu. Le droit de souscrire les nouvelles actions appartient aux détenteurs des instruments financiers. Le conseil d’administration fixe les conditions des instruments financiers.

The company’s share capital shall be increased by a maximum aggregate amount of CHF 1,107,154 through the issuance of not more than 14,393,002 registered shares, which will have to be fully paid-in, with a par value of 1/13 of a franc each, by the exercise of option and conversion rights which are granted in connection with bonds, similar debt instruments, loans or other financial market instruments or contractual obligations of the company or one of its subsidiaries, and/or by the exercise of option rights issued by the company or one of its subsidiaries (“financial instruments”). The pre-emptive rights of shareholders are excluded. The right to subscribe for the new shares shall be held by the holders of the financial instruments. The board of directors shall determine the terms of the financial instruments.

Paragraphs 2 and 3 of Article 5b of the Company’s Articles of Association will remain unchanged.

Invitation to the Extraordinary General Meeting of ObsEva SA 9

ORGANIZATIONAL MATTERS

A	Voting Rights

Shareholders registered in the share register maintained by the Company’s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”) at 5:00 p.m. Eastern Standard Time (“EST”) / 11:00 p.m. Central European Time (“CET”) on December 22, 2017 (the “Record Time”) are entitled to participate in and vote at the Extraordinary General Meeting (the “EGM”). The invitation and proxy form will be mailed to all holders of record as at the Record Time. The invitation is available for download in the “Investors” section of the Company’s website (www.obseva.com). If you were a holder of record at the Record Time and have not received a proxy form, please contact AST or the Company’s investor relations personnel (contact details in section G below).

B	Registration as a Shareholder with Voting Rights / No Trading Restrictions

No shareholder will be entered in the Company’s share register as a shareholder with voting rights between the Record Time and the opening of business on the day following the EGM. AST will, however, continue to register transfers of the Company’s shares in the share register in its capacity as transfer agent during this period.

The registration of shareholders for voting purposes does not impact trading of the Company’s shares held by registered shareholder before, during or after the EGM.

C	Attending the Extraordinary General Meeting

If you wish to attend the EGM in person, you will be required to present a valid proxy form and a valid government issued proof of identification.

D	Granting of Proxy to another Shareholder or Other Third Parties

Shareholders who do not attend the EGM in person may grant a proxy in writing to another shareholder or other third parties.

If you wish to be represented at the EGM by another shareholder or other third parties, please mark the applicable box on the proxy form you will have received with this invitation to select the third party. This person will be required to present a valid government issued proof of identification together with the proxy form.

E	Granting of Proxy to Independent Representative

Each shareholder who does not attend the EGM in person may have his shares represented by proxy by the independent representative, Perréard de Boccard SA, Swiss law firm, rue de la Coulouvrenière 29, 1204 Geneva, Switzerland (the “Independent Representative”).

Invitation to the Extraordinary General Meeting of ObsEva SA 10

If you wish to be represented at the EGM by the Independent Representative, please mark the applicable box on the proxy form you will have received with this invitation to select the Independent Representative.

Proxies to the Independent Representative must be mailed to and received by AST by 5:00 p.m. EST / 11:00 p.m. CET on January 24, 2018. Proxies received after such time will not be considered.

The login information for electronic instructions is set forth on the proxy form. Electronic instructions must be received no later than 10:00 a.m. EST / 4:00 p.m. CET on January 25, 2018.

Shareholders who have granted a proxy to the Independent Representative may not vote their shares in person at the EGM or be represented at the EGM by another person.

F	“Street Name” Holders / No Trading Restrictions

“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The bank, brokerage firm or other nominee is the record holder of the shares.

“Street name” holders should follow the instructions provided by their bank, brokerage firm or other nominee when voting their shares. “Street name” holders who wish to vote in person or participate in the EGM must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the EGM. The proxy must be presented at the entrance together with a valid government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the EGM.

G	Contact

For information on the EGM, please contact:

ObsEva SA

Attn. Investor Relations

Chemin des Aulx 12

1228 Plan-les-Ouates, Switzerland

E-mail: IR@obseva.ch

American Stock Transfer & Trust Company, LLC

Attn. Investor Relations Dept

6201 15th Ave

Brooklyn NY 11219

United States

E-mail: info@astfinacial.com

Plan-les-Ouates, January 5, 2018

On behalf of the Board of Directors

Franciscus Verwiel Chairman

Invitation to the Extraordinary General Meeting of ObsEva SA 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Extraordinary General Meeting of Shareholders

Further to the notice of the Extraordinary General Meeting of the Shareholders dated January 5, 2018, the Company hereby reports that the Extraordinary General Meeting was held on January 26, 2018, and the following items on the agenda were approved:

1.	Increase of the Company’s authorized share capital.

2.	Increase of the Company’s conditional share capital for financing purposes.

Press Release

The Company separately also issued a press release on February 1, 2018. A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 6-K, the contents of which are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBSEVA

Date: February 1, 2018	By:	/s/ Ernest Loumaye
Name Ernest Loumaye
Title: Chief Executive Officer

Exhibit 99.1

Dr. Ernest Loumaye, CEO of ObsEva SA returns to work following a personal leave for medical reasons

Geneva, Switzerland and Boston, MA – February 1, 2018– ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today announced that Dr. Ernest Loumaye, co-founder and CEO of ObsEva (the “Company”), has returned to work following a personal leave for medical reasons.

Dr. Frank Verwiel, the Company’s Chairperson of the Board of Directors, stated “The Board of Directors is delighted that Ernest has made a speedy recovery and returned full time to his role of CEO.”

Dr. Ernest Loumaye extends his gratitude to Dr Frank Verwiel and the Office of the CEO for overseeing the operations of the Company during his absence and stated that he is elated to return to lead the Company towards the delivery of several important milestones in 2018.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving ART outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”. For more information, please visit www.ObsEva.com.

Media Contact:

Liz Bryan

Spectrum Science

lbryan@spectrumscience.com

202-955-6222 x2526

CEO Office contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

781-366-5726

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-222820) OF OBSEVA SA AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBSEVA

Date: February 26, 2018	By:	/s/ Ernest Loumaye
	Name	Ernest Loumaye
	Title:	Chief Executive Officer

Exhibit 99.1

ObsEva SA Reports Positive Topline Results from IMPLANT2 Phase 3 Clinical

Trial of Nolasiban in IVF

The WHO considers infertility a global public health issue affecting 186 million people, and only 1 in 4 ART treatments results in childbirth

Geneva, Switzerland and Boston, MA – 26 February, 2018 – ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today reported positive top line results of the IMPLANT2 Phase 3 clinical trial of its oral oxytocin receptor antagonist, nolasiban, which is being developed for improving pregnancy rate following in vitro fertilization/intracytoplasmic sperm injection (IVF/ICSI) procedures. Importantly, infertility impacts approximately 10% of reproductive aged couples, and is influenced by the trend of pregnancy desired later in reproductive lives, with annual assisted reproduction technology (ART) cycles approximating 1.6 million worldwide.

IMPLANT2 is a randomized, double blind, placebo controlled clinical trial that included 778 patients from 41 fertility clinics across 9 European countries. Patients received either a single 900 mg dose of nolasiban or placebo (1:1) orally on the day of embryo transfer (ET). Recruitment included patients undergoing single, fresh ET on day 3 (D3, n=388) or on day 5 (D5, n=390) after oocyte retrieval. The primary endpoint of the trial was ongoing pregnancy as determined by ultrasound at 10 weeks following ET. The pre-defined primary analysis was conducted on the pooled population of D3 and D5 ET.

These top line results include efficacy and safety data up to week 10 of pregnancy following embryo transfer. Demographics and baseline characteristics were comparable between groups. The primary endpoint of the clinical trial was met, with an absolute increase in ongoing pregnancy rate at 10 weeks of 7.1% (placebo 28.5% and nolasiban 35.6%, p = 0.031). This represents a relative increase of 25% in the ongoing pregnancy rate after administration of nolasiban compared to placebo. In the ET D5 subgroup, the absolute increase was 11.2% in favor of nolasiban (placebo 34.7% and nolasiban 45.9%, p = 0.034). This represents a relative increase in ongoing pregnancy rate of 32% after administration of nolasiban compared to placebo. In the ET D3 subgroup, there was a statistically non-significant 3.1% absolute increase in favor of nolasiban (placebo 22.2% and nolasiban 25.3%, p > 0.05), or a 14.0% relative increase in ongoing pregnancy rate after administration of nolasiban compared to placebo.

In addition, nolasiban was well tolerated, with low rates of treatment discontinuation that were comparable between treatment and placebo. The safety profile of nolasiban was also similar to placebo, with a total of 9 (2.3%) serious adverse events (SAE’s) in the placebo group and 4 (1.0%) in the nolasiban group. None of these SAE’s were reported to be related to treatment.

Professor Herman Tournaye, MD, PhD, Head of the Centre for Reproductive Medicine at University Hospital Brussels, and Principal Investigator of the IMPLANT2 study commented, “As the global IVF standard of care moves to Day 5 embryo transfer, the IMPLANT2 results are highly relevant in that an approximate 30% increase in ongoing clinical pregnancy would constitute a major step forward in the field”.

Follow-up data from the IMPLANT2 study will include live birth rate, and 28-day neonatal safety, expected to be reported in the fourth quarter of 2018. Six-month infant follow-up is expected to be available in 2019.

“We are very pleased that the IMPLANT2 results reported today demonstrate an ongoing pregnancy benefit at 10 weeks following a single, oral dose of nolasiban, given 4 hours prior to a single ET, that not only was statistically significant, but the magnitude of which we believe represents a highly clinically meaningful improvement for the women undergoing IVF/ICSI procedures” said Ernest Loumaye, MD, PhD, OB/GYN, CEO and Co-Founder of ObsEva. “We believe IMPLANT2 results potentially represent one of the most important innovations in the practice of IVF/ICSI since the emergence of recombinant FSH more than 20 years ago”.

Based upon the data, ObsEva intends to seek feedback from regulatory authorities in Europe and the United States on any necessary additional clinical requirements, and also solicit guidance on the regulatory registration path forward. ObsEva plans to provide an update on its expected nolasiban clinical and regulatory timelines following these discussions.

Conference Call Information

ObsEva will host a conference call and audio webcast today at 8:00 a.m. Eastern Time to discuss IMPLANT2 results and review the company’s strategic development plans. To participate in the conference call, please dial +1(844)-419-1772 (domestic) or +1(213) 660-0921 (international) and refer to conference ID 9784807. The webcast can be accessed under the “Investors” section of ObsEva’s website www.obseva.com

About the IMPLANT2 Clinical Trial

IMPLANT2 is a Phase 3, randomized, double blind, clinical trial assessing nolasiban compared to placebo for improving the rate of pregnancy in patients undergoing IVF or ICSI due to low fertility. Following ovarian stimulation, egg retrieval and fertilization, eligible women are randomized to receive either a single, oral dose of 900 mg nolasiban or placebo 4 hours before D3 or D5 fresh, single ET. The primary endpoint is ongoing pregnancy at 10 weeks after ET. Women with confirmed pregnancies are monitored until delivery and the infants for up to 6 months following birth.

About Assisted Reproductive Technology (ART)

Infertility affects about 10 percent of reproductive-aged couples, with approximately 1.6 million ART treatments (including IVF and ICSI) performed worldwide each year. Currently 59% of fresh embryo transfers are performed on D5 and 31% on D3 in the United States (CDC report, 2015 data).

While the success of ART depends on multiple factors such as embryo quality and ET procedure, a successful pregnancy ultimately hinges on the receptivity of the uterus to accept embryo implantation. Uterine contractions at the time of ET, as well as suboptimal thickness of the uterine wall and blood flow to the uterus, may impair the implantation of the embryo.

About Nolasiban

Nolasiban (previously known as OBE001), is an oral oxytocin receptor antagonist with the potential to decrease uterine contractions, improve uterine blood flow and enhance the receptivity of the endometrium to embryo implantation, all of which may increase the chance of successful pregnancy and live-birth among patients undergoing ART. ObsEva licensed nolasiban from Merck-Serono in 2013 and retains worldwide, exclusive, commercial rights.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving ART (IVF/ICSI) outcomes. ObsEva is listed on the NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates and the timing of enrollment in and data from clinical trials as well as the feedback from and clinical requirements of relevant regulatory authorities. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, including that topline results may differ from future results in the IMPLANT2 clinical trial or any future clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, feedback from relevant regulatory authorities, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2016, and other filings

ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

###

Media Contact:

Liz Bryan

Spectrum Science

lbryan@spectrumscience.com

202-955-6222 x2526

CEO Office contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

781-366-5726